Exhibit 99.2

Form of Proxy - Annual Meeting of Shareholders to be held on April 10, 2025 021ZWB This Form of Proxy is solicited by and on behalf of Management. Fold Fold CONTROL NUMBER To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. • You can attend the meeting virtually by visiting the URL provided on the back of this proxy. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 5:00 p.m., Eastern Time, on April 8, 2025. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically To Virtually Attend the Meeting Holder Account Number Security Class 1-866-732-VOTE (8683) Toll Free

377744 021ZXC Fold Fold AR2 Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Report – Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. I/We, being holder(s) of Fairfax Financial Holdings Limited (“Fairfax” or the “Corporation”) hereby appoint: V. Prem Watsa, Chairman and Chief Executive Officer or failing him, Derek Bulas, Vice President, Chief Legal Officer and Corporate Secretary Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Fairfax Financial Holdings Limited to be held in person at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada and via live webcast online at: https://meetings.lumiconnect.com/400-001-692-242 on April 10, 2025 at 9:30 a.m. Eastern time and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Note: If completing the appointment box above and you or your appointee intend on attending online YOU MUST go to http://www.computershare.com/FairfaxFinancial and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. If the appointee is attending the meeting in person, this step is NOT required. Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. DD / MM / YY Signature(s) Date Signing Capacity 1. Election of Directors For Against For Against For Against 2. Appointment of Auditor Appointment of PricewaterhouseCoopers LLP as Auditor of the Corporation. 3. Shareholder Proposal As set out in Schedule A to the Management Information Circular. For For Withhold Against 01. Robert J. Gunn 04. Christine A. Magee 02. The Rt. Hon. David L. Johnston 05. R. William McFarland 03. Karen L. Jurjevich 06. Christine N. McLean 07. Brian J. Porter 08. Timothy R. Price 09. Lauren C. Templeton 10. Benjamin P. Watsa 11. V. Prem Watsa 12. William C. Weldon FSKQ